Bill Huo Becker & Poliakoff, LLP 45 Broadway, 17th Floor New York, New York 10006 Email: BHuo@beckerlawyers.com Phone: (212) 599-3322 Fax: (212) 557-0295

January 6, 2023	VIA EDGAR

United States Securities & Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, DC 20549

Attention:	Ms. Karina Dorin,

Ms. Laura Nicholson

Re:	MingZhu Logistics Holdings Limited

Registration Statement on Form F-3

Filed October 12, 2022

File No. 333-267839

To the Reviewing Staff Members of the Commission:

On behalf of our client, MingZhu Logistics Holdings Limited, a Cayman Islands company (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchanges Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated November 2, 2022 on the Company’s Registration Statement on Form F-3 previously submitted on October 12, 2022 (the “Registration Statement”).

Concurrently with the submission of this letter, the Company is submitting Amendment No. 1 to its registration statement on Form F-3 (the “Revised Registration Statement”) with exhibits via EDGAR to the Commission.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Registration Statement.

Form F-3 filed October 12, 2022

Cover Page

1.	We note your disclosure under your About MingZhu Logistics Holdings Limited section discussing your VIE structure. Please revise your prospectus cover page to also disclose that your operations are conducted by your subsidiaries and through contractual arrangements with variable interest entities (VIEs) based in China and that this structure involves unique risks to investors. Disclose that these contracts have not been tested in court. Explain whether the VIE structure is used to provide investors with exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies, and disclose that investors may never hold equity interests in the Chinese operating company. Your disclosure should acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or a material change in the value of the securities you are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless. Provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of this structure.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Registration Statement on the cover page in accordance with the Staff’s instructions.

2.	Please revise your prospectus cover page to address how recent statements and regulatory actions by China's government, such as those related to the use of variable interest entities, have or may impact the company's ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Registration Statement on the cover page elsewhere in accordance with the Staff’s instructions.

3.	We note your disclosure on pages 14-15 regarding your organizational structure. Please revise your prospectus cover page to clearly disclose how you refer to the holding company, subsidiaries, and VIEs when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using terms such as “we” or “our” when describing activities or functions of a VIE. Disclose that your subsidiaries and/or the VIE conduct operations in China, that the VIE is consolidated for accounting purposes but is not an entity in which you own equity, and that the holding company does not conduct operations.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Registration Statement on the cover page, pages ii and elsewhere in accordance with the Staff’s instructions.

4.	Please disclose your intentions to settle amounts owed under the VIE agreements.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Registration Statement on cover page and pages 24, 25 in accordance with the Staff’s instructions.

About Mingzhu Logistics Holdings Limited, page 1

5.	Please revise this section to disclose each permission or approval that you, your subsidiaries, or the VIEs are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether you, your subsidiaries, or VIEs are covered by permissions requirements from the China Securities Regulatory Commission (CSRC) or any other governmental agency that is required to approve the VIE’s operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you, your subsidiaries, or the VIEs: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Registration Statement on the cover page and pages 45 and 46 in accordance with the Staff’s instructions.

6.	Please revise your disclosure in this section to provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company, its subsidiaries, and the consolidated VIEs, and direction of transfer. Quantify any dividends or distributions that a subsidiary or consolidated VIE have made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries and/or the consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Registration Statement on the cover page and page 25 in accordance with the Staff’s instructions.

Risk Factors

Risks Related to Our Business and Our Industry, page 25

7.	We note your disclosures on page 25 and 27 that if the PRC government deems that your contractual arrangements with the VIEs do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future you could be subject to severe penalties or be forced to relinquish your interests in those operations. Please expand your disclosure to acknowledge that as a result of any such determination by the PRC government, the securities you are registering may decline in value or become worthless if the determinations, changes, or interpretations result in your inability to assert contractual control over the assets of your PRC subsidiaries or the VIEs that conduct all or substantially all of your operations.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Registration Statement on the cover page and pages 30 and 31in accordance with the Staff’s instructions.

General

8.	Please confirm your understanding that we will not be in a position to accelerate the effectiveness of your registration statement until our comments relating to your Form 20- F for the fiscal year ended December 31, 2021 have been resolved. To the extent the comments contained in our letter dated October 6, 2022 relating to the Form 20-F, including comments 1, 2, and 5, apply to the disclosure contained in the Form F-3, please make appropriate and corresponding revisions.

In response to the Staff’s comments, the Company confirms the understanding that the Commission will not be in a position to accelerate the effectiveness of the registration statement until the comments relating to the Company’s Form 20-F for the fiscal year ended December 31, 2021 have been resolved. In addition, the Company has revised the disclosure in the Revised Registration Statement on the cover page and pages 24 and 25 in accordance with the Staff’s instructions.

9.	Please provide updated interim financial statements and related disclosures as required by Item 5(b)(2) of Form F-3 and Item 8.A.5 of Form 20-F.

In response to the Staff’s comments, the Company incorporated the interim financial statement as filed on Form 6-K on December 28, 2022 by reference in accordance with the Staff’s instructions.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our outside securities counsel Bill Huo, Esq. or Michael Goldstein, Esq. of Becker & Poliakoff LLP at bhuo@beckerlawyers.com or mgoldstein@beckerlawyers.com.

Very truly yours,

By:	/s/ Bill Huo
Name:	Bill Huo

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